[Hecla Logo]                                                       Exhibit 13
                                                                        98-09
                      HECLA REPORTS THIRD QUARTER RESULTS:
                LOW GOLD, ZINC AND LEAD PRICES IMPACT BOTTOM LINE
                     For the Period Ended September 30, 1998
                          For release: November 3, 1998

     COEUR D'ALENE, IDAHO - Hecla Mining Company (HL & HL-PrB:NYSE) today reported a third quarter 1998 loss applicable to common shareholders of $2.7 million, or 5 cents per common share, after the payment of a quarterly dividend of $2 million to holders of preferred stock. This compares to a loss of $1.1 million, or 2 cents per common share, for the third quarter of 1997. Third quarter 1998 results as compared to the same period in 1997 were affected by a lower gold price, decreased gold production and sharply decreased zinc and lead prices.
     In the first nine months of 1998, Hecla reported a loss of $0.8 million, or 2 cents per common share, compared to a loss of $1.5 million, or 3 cents per common share, in the first nine months of 1997.
     Hecla's silver production increased 38% compared to the first nine months of 1997, and Hecla is on track to mine more than 7 million ounces of silver this year. Per ounce costs of production at the Lucky Friday mine in northern Idaho have decreased from the same period a year ago, thanks to this year's successful underground expansion and the resulting increased ore grade.
     Arthur Brown, Hecla's chairman and chief executive officer, said, "Our operations are holding the line on costs of production against such challenges as low gold and by-product prices. Our gold operations are still some of the lowest cost mines in North America, even though our production is declining as operations at the La Choya mine reach their final stages. I'm pleased with the performance of our silver operations, although I am disappointed that the prices of silver, lead and zinc have not fulfilled the expectations we held for them early this year. A bright spot has been our industrial minerals operations, which have shown an increase in both sales and gross profit during the first nine months of this year compared to last year."
METALS PRICES
     The gold price remained depressed during the third quarter of 1998, averaging $289 per ounce, compared to $324 per ounce in the same period a year ago, an 11% decrease. The silver price improved 15%, averaging $5.22 per ounce in the third quarter of 1998, compared to $4.53 in the third quarter of 1997. Most significantly, lead and zinc, which are important by-products of Hecla's silver mines, are at much lower prices than a year ago. The zinc price decreased 37%, from an average of 73 cents per pound in the third quarter of 1997 to 46 cents per pound during the third quarter of 1998. During the third quarter of this year, the lead price decreased 14%, averaging 24 cents per pound compared to 28 cents per pound in the third quarter of 1997.
SILVER
     Hecla's silver operations have produced approximately 5.4 million ounces of silver during the first nine months of 1998, and are expected to meet or exceed the anticipated 7 million ounces of silver production for the year. The Lucky Friday mine successfully completed a major expansion in 1998 and is expected to double its production to about 4 million ounces of silver this year. The expansion project met or exceeded all the original feasibility operating parameters, including budget, schedule, ore grade and production expectations. Along with the increased production, the mine has lowered total per ounce cash costs to an average of $4.50 in the third quarter of 1998, more than $1.00 per ounce less than 1997's third quarter total cash cost average of $5.58 per ounce. These lower costs were achieved despite significantly lower lead by-product revenue due to the lead price decline. The silver grade was 73% higher during the third quarter of 1998 compared to the same period a year ago, as a result of mining in the expansion area. The mine produced an average head grade of more than 17 ounces of silver per ton during the third quarter of 1998.
     At the Greens Creek silver mine in Alaska, in which Hecla holds a 29.7% joint-venture interest with Kennecott Greens Creek Mining Company, mining and milling costs per ton have decreased this year compared to the first nine months of last year. The silver ore grade mined was slightly lower than the same period last year. Costs per ounce at Greens Creek are higher than the same period a year ago, principally due to lower prices for zinc, gold and lead by-products in the 1998 period.
GOLD
     Hecla's gold operations produced 95,403 ounces of gold during the first nine months of 1998, at a total cash cost of $185 per ounce. The Rosebud mine in northern Nevada produced 18,259 ounces of gold for Hecla's account in the third quarter, at an average total cash cost of $178 per ounce. For the first nine months, Rosebud has produced 50,550 ounces of gold for Hecla's account. Costs of production at Rosebud have increased slightly since last year. Milling costs were higher in the third quarter compared to the same period last year due to increased costs incurred at Newmont's Pinon Mill at the Twin Creeks complex. Newmont Gold Company is Hecla's 50/50 joint-venture partner in the operation and is responsible for processing Rosebud ore. The Rosebud mine ore grade was lower in the third quarter of this year compared to the same quarter of 1997, as the higher-grade ore was mined early on.
     In Mexico, operations at the La Choya mine are in the process of winding down. Mining will be completed by the end of the year, although heap leach gold recovery will continue at least through 1999. La Choya will exceed production expectations for 1998, due to an additional pit extension during the year. The mine produced 28,673 ounces of gold through the first nine months of the year at an average total cash cost of $205 per ounce.
INDUSTRIAL MINERALS
     Hecla's industrial minerals division continues to make a strong contribution, providing cash flow from operations of $8.5 million in the first nine months of the year, compared to $7 million in the same period last year, from Kentucky-Tennessee Clay Company, a ball clay, kaolin and feldspar subsidiary, and MWCA Inc., a landscaping subsidiary. Both sales and gross profit have increased during the first nine months of 1998 compared to a year ago. K-T Clay Company has completed the expansion of a ball clay processing facility in Tennessee to fulfill a large customer contract acquired earlier this year.
PROJECTS
     Hecla continues to evaluate advanced properties, operating mines or companies that would create value for Hecla's shareholders. Mr. Brown said, "At our current rate of production, we already have at least 20 years of high-quality silver reserves and resources at our operating mines, so our main focus has been on expanding our gold reserves. In addition to exploring the area around the Rosebud mine in Nevada, we have extended our exploration effort to Mexico and South America."

     At the Noche Buena property, near the La Choya mine in Sonora, Mexico, Hecla has increased the geologic resource to more than 250,000 ounces of gold, and the property remains open to further exploration. During the third quarter, Hecla initiated in-fill and condemnation drilling, as well as metallurgical testing, with favorable results so far. This work is expected to be finished during the fourth quarter of 1998. The data currently being collected will be used in a feasibility study that is anticipated to be completed by the second quarter of 1999. Mine permitting activities have also commenced. Hecla now holds a 100% interest in the property after acquiring an additional 30% interest in October 1998. Because it is located near Hecla's La Choya mine, Noche Buena could have the advantage of being able to use the existing infrastructure and equipment currently in use at La Choya.
     In Peru, Hecla is conducting exploration efforts at the Alto Dorado gold property, which consists of 14,800 hectares. Five mineralized zones have been identified, with some encouraging gold-bearing intervals. A preliminary drilling program has encountered gold mineralization, and the exploration program will continue.
     The Cacique gold project in Chile is another Hecla exploration project. A previous drilling program in the late 1980s revealed several multi-gram drill intercepts. Hecla has initiated a new program of trenching, mapping and sampling, and a reverse circulation drilling program is scheduled for the first quarter of 1999.
OTHER
     Long-term debt for the company at the end of the third quarter was $36 million. Proceeds from borrowings during the year have been used principally for capital expenditures relating to the expansion at Lucky Friday and the new ball clay processing facilities that will supply raw material to a major customer.
     Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, is one of the United States' best-known silver producers. The company also produces gold and is a major supplier of ball clay, kaolin and other industrial minerals. Hecla's operations are principally in the U.S. and Mexico.
     Statements made which are not historical facts, such as anticipated production, costs or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals prices volatility, volatility of metals production, exploration project uncertainties, industrial minerals market conditions and project development risks. Refer to the company's Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results. Hecla undertakes no obligation to publicly update or revise any forward-looking statements.

            Hecla Mining Company news releases can be accessed on the
                    Internet at:  http://www.hecla-mining.com
        You can also request a free fax of this entire news release from
                    BusinessWire NewsOnDemand at 800-344-7826

                              HECLA MINING COMPANY
   (dollars in thousands, except per share, per ounce and per pound amounts - unaudited)


                                              Third Quarter Ended          Nine Months Ended
----------------------------------------------------------------------------------------------------
HIGHLIGHTS                            Sept. 30, 1998  Sept. 30, 1997  Sept. 30, 1998  Sept. 30, 1997
----------------------------------------------------------------------------------------------------
FINANCIAL DATA
----------------------------------------------------------------------------------------------------
Total revenue                             $   39,355      $   41,943      $  129,076      $  133,689
Gross profit                                   3,029           5,438          11,625          16,400
Net income (loss)                               (641)            935           5,202           4,507
Loss applicable to common shareholders        (2,654)         (1,078)           (836)         (1,531)
Basic and diluted loss per common share        (0.05)          (0.02)          (0.02)          (0.03)
Cash flow provided by operating activities     2,028           7,476           2,623           5,802
----------------------------------------------------------------------------------------------------
SALE OF PRODUCTS BY SEGMENT
----------------------------------------------------------------------------------------------------
Gold operations                           $    7,150      $   13,938      $   24,780      $   43,862
Silver operations                             11,454           9,506          31,490          26,422
Industrial minerals                           20,007          17,760          68,125          59,445
                                          ----------      ----------      ----------      ----------
  Total sales                             $   38,611      $   41,204      $  124,395      $  129,729
----------------------------------------------------------------------------------------------------
GROSS PROFIT (LOSS) BY SEGMENT
----------------------------------------------------------------------------------------------------
Gold operations                           $      524      $    4,032      $    4,012      $   11,859
Silver operations                                687            (124)            686          (1,689)
Industrial minerals                            1,818           1,530           6,927           6,230
  Total gross profit                      $    3,029      $    5,438      $   11,625      $   16,400

OTHER DATA
----------------------------------------------------------------------------------------------------
EBITDA BY SEGMENT (1)
----------------------------------------------------------------------------------------------------
Gold operations                           $    2,306      $    6,268      $    8,946      $   16,832
Silver operations                              3,348           2,212           7,801           4,923
Industrial minerals                            3,049           2,692          10,720           9,781
  Total EBITDA                            $    8,703      $   11,172      $   27,467      $   31,536
----------------------------------------------------------------------------------------------------
PRODUCTION SUMMARY - TOTALS
----------------------------------------------------------------------------------------------------
Gold - Ounces                                 28,447          41,158          95,403         130,491
Silver - Ounces                            2,129,284       1,348,783       5,350,933       3,873,287
Lead  - Tons                                   8,680           5,902          25,335          18,899
Zinc  - Tons                                   5,503           4,121          14,365          12,683
Industrial minerals - Tons shipped           276,747         268,728         869,674         788,191
Average cost per ounce of gold produced:
  Cash operating costs ($/oz.)                   181             160             173             167
  Total cash costs ($/oz.)                       195             171             185             175
  Total production costs ($/oz.)                 273             239             249             237
Average cost per ounce of silver produced:
  Cash operating costs ($/oz.)                  3.59            3.21            3.88            3.36
  Total cash costs ($/oz.)                      3.59            3.21            3.88            3.36
  Total production costs ($/oz.)                4.93            5.06            5.30            5.23
----------------------------------------------------------------------------------------------------
AVERAGE METAL PRICES
----------------------------------------------------------------------------------------------------
Gold - Realized ($/oz.)                          297             352             301             366
Gold - London Final ($/oz.)                      289             324             294             339
Silver - Handy & Harman ($/oz.)                 5.22            4.53            5.73            4.77
Lead - LME Cash (cents/pound)                   24.2            28.4            24.5            29.2
Zinc - LME Cash (cents/pound)                   46.4            72.8            47.5            61.7

(1) EBITDA represents earnings before interest, income taxes, depreciation, depletion, amortization and items classified as other operating expenses not occurring at the operating site. The company believes EBITDA is helpful in understanding cash flow generated from operations that is available for income taxes, debt service, capital expenditures, and other nonsite operating expenses.

                              HECLA MINING COMPANY
          Consolidated Statements of Operations and Comprehensive Loss (dollars and shares in thousands, except per share amounts - unaudited)


                                               Third Quarter Ended            Nine Months Ended
                                         -------------------------------  ------------------------------
                                         Sept. 30, 1998   Sept. 30, 1997  Sept. 30, 1998  Sept. 30, 1997
                                         --------------   --------------  --------------  --------------
Sales of products                           $  38,611        $  41,204       $ 124,395       $ 129,729
                                            ---------        ---------       ---------       ---------
Cost of sales and other direct
    production costs                           29,904           30,032          96,918          98,192
Depreciation, depletion and
    amortization                                5,678            5,734          15,852          15,137
                                            ---------        ---------       ---------       ---------
                                               35,582           35,766         112,770         113,329
                                            ---------        ---------       ---------       ---------
Gross profit                                    3,029            5,438          11,625          16,400
                                            ---------        ---------       ---------       ---------
Other operating expenses:
  General and administrative                    1,669            1,951           5,946           5,984
  Exploration                                   1,396            1,738           3,348           5,530
  Depreciation and amortization                   100               76             293             233
  Provision for closed operations and
     environmental matters                        332               91             463             239
                                            ---------        ---------       ---------       ---------
                                                3,497            3,856          10,050          11,986
                                            ---------        ---------       ---------       ---------
Income (loss) from operations                    (468)           1,582           1,575           4,414
                                            ---------        ---------       ---------       ---------
Other income (expense):
  Interest and other income                       744              739           4,681           3,960
  Miscellaneous expense                          (536)            (383)         (1,187)         (1,160)
  Gain on investments                              53              - -           1,294             - -
  Interest expense:
    Total interest cost                          (802)            (510)         (2,407)         (1,930)
    Less amount capitalized                       362              132             950             609
                                            ---------        ---------       ---------       ---------
                                                 (179)             (22)          3,331           1,479
                                            ---------        ---------       ---------       ---------
Income (loss) before income taxes                (647)           1,560           4,906           5,893
Income tax (provision) benefit                      6             (625)            296          (1,386)
                                            ---------        ---------       ---------       ---------
Net income (loss)                                (641)             935           5,202           4,507
Preferred stock dividends                      (2,013)          (2,013)         (6,038)         (6,038)
                                            ---------        ---------       ---------       ---------
Loss applicable to common shareholders         (2,654)          (1,078)           (836)         (1,531)
                                            ---------        ---------       ---------       ---------
Other comprehensive loss, net of tax:
  Unrealized holding losses on securities        (139)            (147)            (97)           (265)
  Reclassification adjustment for gain
    included in net loss                          (62)             - -             (62)            - -
                                            ---------        ---------       ---------       ---------
Other comprehensive loss                         (201)            (147)           (159)           (265)
                                            ---------        ---------       ---------       ---------
Comprehensive loss                          $  (2,855)       $  (1,225)      $    (995)      $  (1,796)
                                            =========        =========       =========       =========
Basic and diluted loss per common share     $   (0.05)       $   (0.02)      $   (0.02)      $   (0.03)
                                            =========        =========       =========       =========
Weighted average number of common
    shares outstanding                         55,105           55,095          55,100          54,300
                                            =========        =========       =========       =========


                              HECLA MINING COMPANY
                           Consolidated Balance Sheets
                  (dollars and shares in thousands - unaudited)

                                                 Sept. 30, 1998    Dec. 31, 1997
--------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                      $    4,085        $    3,794
  Accounts and notes receivable                      30,664            24,445
  Income tax refund receivable                        1,087               793
  Inventories                                        23,734            22,116
  Other current assets                                2,148             1,416
                                                 ----------        ----------
    Total current assets                             61,718            52,564
Investments                                           3,130             2,521
Restricted investments                                7,061             7,926
Properties, plants and equipment, net               176,847           180,037
Other noncurrent assets                               8,660             7,620
                                                 ----------        ----------
Total assets                                     $  257,416        $  250,668
                                                 ==========        ==========
--------------------------------------------------------------------------------
LIABILITIES
--------------------------------------------------------------------------------
Current liabilities:
  Accounts payable and accrued expenses          $   12,405        $   12,590
  Accrued payroll and related benefits                3,308             2,436
  Preferred stock dividends payable                   2,012             2,012
  Accrued taxes                                       1,031             1,016
  Accrued reclamation and closure costs               9,160             6,914
                                                 ----------        ----------
    Total current liabilities                        27,916            24,968
Deferred income taxes                                   300               300
Long-term debt                                       35,958            22,136
Accrued reclamation and closure costs                25,140            34,406
Other noncurrent liabilities                          8,703             8,518
                                                 ----------        ----------
Total liabilities                                    98,017            90,328
                                                 ----------        ----------
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Preferred stock                                         575               575
Common stock                                         13,792            13,789
Capital surplus                                     374,017           373,966
Accumulated deficit                                (222,979)         (222,143)
Accumulated other comprehensive loss                 (5,120)           (4,961)
Treasury stock                                         (886)             (886)
                                                 ----------        ----------
Total shareholders' equity                          159,399           160,340
                                                 ----------        ----------
Total liabilities and shareholders' equity       $  257,416        $  250,668
                                                 ==========        ==========

Common shares outstanding at end of period           55,105            55,094
                                                 ==========        ==========


                              HECLA MINING COMPANY
                      Consolidated Statements of Cash Flows
                       (dollars in thousands - unaudited)

                                                                      Nine Months Ended
                                                            -------------------------------------
                                                            Sept. 30, 1998         Sept. 30, 1997
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
-------------------------------------------------------------------------------------------------
Net income                                                      $    5,202           $    4,507
Noncash elements included in net income:
  Depreciation, depletion and amortization                          16,145               15,370
  Gain on disposition of properties, plants and equipment           (2,259)              (1,125)
  Gain on investments                                               (1,294)                 - -
  Provision for reclamation and closure costs                          436                  776
Change in:
  Accounts and notes receivable                                     (6,219)              (2,968)
  Income tax refund receivable                                        (294)                 405
  Inventories                                                       (1,618)               2,560
  Other current assets                                                (732)                 538
  Accounts payable and accrued expenses                               (360)              (4,639)
  Accrued payroll and related benefits                                 872                 (212)
  Accrued taxes                                                         15                  219
  Accrued reclamation and other noncurrent liabilities              (7,271)              (9,629)
                                                                ----------           ----------
Net cash provided by operating activities                            2,623                5,802
                                                                ----------           ----------
------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
------------------------------------------------------------------------------------------------
Additions to properties, plants and equipment                      (14,073)             (16,792)
Proceeds from disposition of properties, plants and equipment        3,548                1,865
Proceeds from sale of investments                                    1,294                  - -
Decrease in restricted investments                                     865               13,792
Purchase of investments and increase in cash surrender
   value of life insurance, net                                       (768)              (1,211)
Other, net                                                          (1,211)               1,588
                                                                ----------           ----------
Net cash used by investing activities                              (10,345)                (758)
                                                                ----------           ----------
------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
------------------------------------------------------------------------------------------------
Common stock issued under stock and stock option plans                  54                   46
Issuance of common stock, net of offering costs                        - -               23,370
Dividends on preferred stock                                        (6,038)              (6,038)
Borrowings on long-term debt                                        33,000               46,300
Repayment on long-term debt                                        (19,003)             (70,571)
                                                                ----------           ----------
Net cash provided (used) by financing activities                     8,013               (6,893)
                                                                ----------           ----------
Net increase in cash and cash equivalents                              291               (1,849)
Cash and cash equivalents at beginning of period                     3,794                7,159
                                                                ----------           ----------
Cash and cash equivalents at end of period                      $    4,085           $    5,310
                                                                ==========           ==========


                              HECLA MINING COMPANY
                                 Production Data

                                                   Third Quarter Ended                 Nine Months Ended
                                            -------------------------------    --------------------------------
                                            Sept. 30, 1998   Sept. 30, 1997    Sept. 30, 1998   Sept. 30, 1997
---------------------------------------------------------------------------------------------------------------
LA CHOYA UNIT
---------------------------------------------------------------------------------------------------------------
Tons of ore processed                              267,738          718,415         1,101,884        2,051,034
Days of operation                                       92               92               273              273
Mining cost per ton                                  $0.73            $2.09             $1.46            $2.41
Ore grade crushed - Gold (oz./ton)                   0.023            0.028             0.019            0.030
Gold produced (oz.)                                  5,313           18,704            28,673           57,879
Silver produced (oz.)                                  650            1,868             3,272            5,957
Average cost per ounce of gold produced:
  Cash operating costs                                $253             $182              $205             $184
  Total cash costs                                    $253             $183              $205             $185
  Total production costs                              $260             $224              $207             $224
---------------------------------------------------------------------------------------------------------------
ROSEBUD UNIT (Reflects Hecla's 50% share) (1)
---------------------------------------------------------------------------------------------------------------
Tons of ore mined                                   45,889           37,042           129,765           75,222
Tons of ore milled                                  48,720           31,184           130,131           63,723
Days of operation                                       92               92               273              183
Mining cost per ton                                 $25.97           $28.22            $26.42           $28.17
Milling cost per ton                                $21.04           $14.27            $15.65           $12.51
Ore grade milled - Gold (oz./ton)                    0.394            0.562             0.405            0.482
Ore grade milled - Silver (oz./ton)                   3.34             3.10              3.17             3.03
Gold produced (oz.)                                 18,259           16,914            50,550           29,141
Silver produced (oz.)                               91,812           58,371           213,802          112,605
Average cost per ounce of gold produced:
  Cash operating costs                                $160             $136              $155             $133
  Total cash costs                                    $178             $157              $174             $155
  Total production costs                              $277             $257              $273             $262
---------------------------------------------------------------------------------------------------------------
LUCKY FRIDAY UNIT
---------------------------------------------------------------------------------------------------------------
Tons of ore milled                                  70,401           51,021           185,377          148,712
Days of operation                                       64               64               191              191
Mining cost per ton                                 $48.79           $40.29            $46.22           $43.68
Milling cost per ton                                 $6.72            $8.99             $7.75            $7.79
Ore grade milled - Silver (oz./ton)                  17.33            10.02             16.88             9.97
Silver produced (oz.)                            1,151,914          497,612         2,969,325        1,445,173
Lead produced (tons)                                 6,947            4,490            20,523           14,625
Zinc produced (tons)                                   624              661             1,927            2,418
Average cost per ounce of silver produced:
  Cash operating costs                               $4.50            $5.58             $4.60            $5.24
  Total cash costs                                   $4.50            $5.58             $4.60            $5.24
  Total production costs                             $5.38            $6.85             $5.48            $6.52



                                     (cont.)

                              HECLA MINING COMPANY
                             Production Data (cont.)


                                               Third Quarter Ended                Nine Months Ended
                                          ------------------------------   -------------------------------
                                          Sept. 30, 1998  Sept. 30, 1997   Sept. 30, 1998   Sept. 30, 1997
-----------------------------------------------------------------------------------------------------------
GREENS CREEK (Reflects Hecla's 29.73% share)
-----------------------------------------------------------------------------------------------------------
Tons of ore milled                                40,918          36,193          117,236          109,256
Days of operation                                     92              92              273              273
Mining cost per ton                               $30.12          $40.93           $30.54           $38.00
Milling cost per ton                              $21.80          $23.61           $21.30           $22.26
Ore grade milled - Silver (oz./ton)                27.38           28.61            23.79            25.80
Silver produced (oz.)                            884,908         788,871        2,163,426        2,172,664
Gold produced (oz.)                                4,648           4,291           13,026           12,131
Lead produced (tons)                               1,733           1,412            4,812            4,274
Zinc produced (tons)                               4,879           3,460           12,438           10,265
Average cost per ounce of silver produced:
  Cash operating costs                             $2.42           $1.71            $2.90            $2.11
  Total cash costs                                 $2.42           $1.71            $2.90            $2.11
  Total production costs                           $4.33           $3.93            $5.05            $4.36
-----------------------------------------------------------------------------------------------------------
OTHER (2)
-----------------------------------------------------------------------------------------------------------
Gold produced (oz.)                                  227           1,249            3,154           31,340
Silver produced (oz.)                                - -           2,061            1,108          136,888

(1) The Rosebud mine commenced operations in April 1997.

(2) Includes the company's share of production from the Grouse Creek mine and other sources.


                                       CAPITAL EXPENDITURES
                                      (dollars in thousands)
                                         Nine Months Ended
                               ----------------------------------------
                               Sept. 30, 1998            Sept. 30, 1997
                               --------------            --------------
Rosebud (50%*)                  $        79                    $ 5,872
Lucky Friday                          5,672                      5,830
Greens Creek (29.73%*)                2,138                      1,371
Noche Buena                           1,061                        - -
La Choya                                617                        127
Industrial minerals                   3,488                      2,440
Capitalized interest                    950                        609
Other                                    68                        543
                                -----------                -----------
  Total Capitalized             $    14,073                $    16,792
                                ===========                ===========

*Hecla's share
                                HEDGED POSITIONS
                              As of Sept. 30, 1998

           Silver: 1,100,000 ounces hedged at average price of $6.18.

               Gold: 6,000 ounces hedged at average price of $354.